Exhibit 99.1

Scienjoy Holding Corporation Reports Fiscal Year 2022 Financial Results

Annual Revenues Increased by 17.0% Year Over Year

Net Income Increased by 14.8% Year Over Year

BEIJING, April 28, 2023 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the year ended December 31, 2022.

Fiscal Year 2022 Operating and Financial Highlights

●	Total net revenues increased by 17.0% to RMB1,953.3 million (US$283.2 million) for the year ended December 31, 2022 from RMB1,669.4 million for the year ended December 31, 2021.

●	Gross profit was RMB283.2 million (US$41.1 million) for the year ended December 31, 2022, compared to RMB304.5 million for the year ended December 31, 2021.

●	Net income increased by 14.8% to RMB195.2 million (US$28.3 million) for the year ended December 31, 2022 from RMB170.0 million for the year ended December 31, 2021

●	Net income attributable to the Company’s shareholders increased by 13.7% to RMB193.3 million (US$28.0 million) for the year ended December 31, 2022 from RMB170.0 million for the year ended December 31, 2021.

●	Adjusted net income attributable to the Company’s shareholders was RMB181.4 million (US$26.3 million) for the year ended December 31, 2022, compared to RMB219.0 million for the year ended December 31, 2021.

●	Total paying users were 702,372 for the year ended December 31, 2022, compared to 840,640 for the year ended December 31, 2021.

●	The Company has 320.2 million registered users by the end of December 31, 2022

●	As of December 31, 2022, the Company had cash and cash equivalents of RMB175.3 million (US$25.4 million), compared to RMB240.9 million as of December 31, 2021.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We proudly to share our solid financial performance during fiscal year 2022. Our ability to maintain healthy growth in a challenging macroeconomic climate demonstrates our unwavering commitment to delivering engaging content on our integrated live streaming platforms while ensuring operational efficiency. To sustain this growth trajectory, we’ve identified key objectives and strategies. Firstly, we expect to focus on elevating the quality of content and investing in cutting-edge technology to attract more users and enhance features on our live streaming platforms. Secondly, we’re dedicated to pursuing a live streaming metaverse strategy and building a comprehensive digital industry ecosystem. By investing in virtual reality, augmented reality, and artificial intelligence technologies, we aim to develop our live streaming metaverse project and set ourselves apart from competitors in the industry. Additionally, constructing a robust mobile live streaming ecosystem will enable us to expand and diversify our business lines and tap into new opportunities for growth. We’re confident that these initiatives will not only generate strong results but also create value for our users and shareholders. As we forge ahead, our commitment is to scale our business and leverage our valuable assets and experienced team to enrich user experiences on our platforms, fostering long-term loyalty and satisfaction.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “Despite the challenging and uncertain macroeconomic environment during fiscal year 2022, we have achieved a 17.0% year-over-year increase in total net revenues and a 14.8% year-over-year increase in net income. These strong financial results are a testament to the success of our strategy to scale our business, which has led to significant growth in our key financial metrics, showcasing the resilience of our business model, our dedication to enhancing operational efficiency, and our ability to successfully execute our growth strategy. We anticipate this positive trend to persist, and we aim to make considerable progress on our key strategic initiatives, driving continued growth and innovation. We believe our talented team will maintain its ability to execute our strategic initiatives cost-effectively with greater insight, ensuring that Scienjoy stays competitive in the industry. Our focus remains on refining our platforms, offering unparalleled experiences to our users, and staying at the cutting edge of industry innovation. We expect to reap the benefits of our efforts thus far, and we are confident in our ability to achieve our long-term revenue and growth targets, ultimately delivering value to our shareholders and users alike.”

Fiscal Year 2022 Financial Results

Total net revenues increased by 17.0% to RMB1,953.3 million (US$283.2 million) for the year ended December 31, 2022 from RMB1,669.4 million for the year ended December 31, 2021. This increase was driven by more quality content provided through our integrated multiple live streaming platforms including Hongren platform we acquired in January 2022. For the year ended December 31, 2022, the number of paying user was 702,372, decreased from 840,640 paying user for the year ended December 31, 2021. Our average ARPPU increased by 39%, from RMB1,963 for the year ended December 31, 2021 to RMB 2,725 for the for the year ended December 31, 2022.

Cost of revenues increased by 22.4%, to RMB1,670.1 million (US$242.2 million) for the year ended December 31, 2022 from RMB1,364.9 million for the year ended December 31, 2021. The increase was primarily attributable to a 29%, or RMB341.2 million, year-over-year increase in the Company’s revenue sharing fees and content costs. We have to increase sharing fee ratio in the growth and competitive landscape of China’s mobile live streaming market.

Gross profit decreased by 7.0% to RMB283.2 million (US$41.1million) for the year ended December 31, 2022 from RMB304.5 million for the year ended December 31, 2021. Gross margin for the years ended December 31, 2022 and 2021 was 14% and 18%. As we continued to increase the revenue sharing fee ratio, it decreased the gross margin in short run but will attract more high-quality broadcasters and enhance the quality of our content offerings.

Total operating expenses decreased by 3.7% to RMB133.4 million (US$19.3million) for the year ended December 31, 2022 from RMB138.5 million for the year ended December 31, 2021.

●	Sales and marketing expenses significantly decreased by 55.8%, to RMB2.1 million (US$0.3 million) for the year ended December 31, 2022 from RMB4.8 million for the year ended December 31, 2021. This decrease was mainly due to fewer promotional activities.

●	General and administrative expenses decreased by 6.5%, to RMB61.0 million (US$8.8 million) for the year ended December 31, 2022 from RMB65.2 million for the year ended December 31, 2021. The decrease was primarily due to a decrease of RMB9.5 million in share base compensations, partially offset by more consulting and professional fees due to the expansion of the Company and amortization of intangible asset.

●	Research and development expenses decreased by 3.6% to RMB67.5 million (US$9.8 million) for the year ended December 31, 2022 from RMB70.0 million for the year ended December 31, 2021 due to a decrease of RMB13.9 million in share base compensations, partially offset by higher employee salary and welfare as a result of increased R&D headcounts.

●	Provision for doubtful accounts was RMB2.7 million (US$9.8 million) for the year ended December 31 2022 as compared to a recovery of doubtful accounts of RMB1.6 million for the year ended December 30, 2021, due to slow collection.

Change in fair value of contingent consideration decreased to RMB13.1 million (US$1.9 million) for the year ended December 31 2022 from RMB33.6 million for the year ended December 31 2021. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, acquisition of BeeLive on August 10, 2020 and acquisition of Hongren on January 1, 2022, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability decreased to RMB10.8 million (US$1.6 million) for the year ended December 31 2022 from RMB16.4 million in fiscal year 2021. The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security decreased to RMB1.8 million (US$0.3 million) for the year ended December 31 2022 from RMB25.8 million for the year ended December 31 2021. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to one directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Investment income amounted to RMB25.4 million (US$3.7 million) for the year ended December 31, 2022, compared to an investment loss of RMB3.0 million for the year ended December 31, 2021. On October 9, 2021, the Company signed an investment agreement to invest up to RMB 150 million into Qingdao Sixiang Zhuohong Private Equity LP (“Qingdao LP”), which further invests in broadcaster, IT, Big Data, Artificial Intelligence and logistic industry. The Qingdao LLP is managed by two unrelated general partners (GPs). The Company, as a Limited partner, neither participate in the daily operation of Qingdao LP, nor has the exclusive rights to control the partnership meeting and investment decisions. As a result, the Company considers it has significant influence on this investment based on its voting power.

Net income increased by 14.8%, to RMB195.2 million (US$28.3 million) for the year ended December 31, 2022 from RMB170.0 million for the year ended December 31, 2021

Net income attributable to the Company’s shareholders increased by13.7% to RMB193.3 million (US$28.0 million) for the year ended December 31, 2022 from RMB170.0 million for the year ended December 31, 2021.

Adjusted net income attributable to the Company’s shareholders decreased to RMB 181.4 million (US$26.3 million) for the year ended December 31, 2022 from RMB219.0 million for the year ended December 31, 2021.

Basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.92 (US$0.71) for the year ended December 31, 2022. In comparison, basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB5.51 for the year ended December 31, 2021, respectively.

Adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB4.62 (US$0.67) for the year ended December 31, 2022. In comparison, adjusted basic and diluted net income attributable to the Company’s shareholders per ordinary share were both RMB7.10 for the year ended December 31, 2021, respectively.

As of December 31, 2022, the Company had cash and cash equivalents of RMB175.3 million (US$25.4 million) compared to RMB240.9 million as of December 31, 2021.

Business Outlook

The Company expects its total net revenues to be in the range of RMB 280 million to RMB 330 million in the first quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreamingservice ecosystem to delight and entertain users. With over 300 million registered users, Scienjoy currently operates fivelivestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese versionand BeeLive International version, and Hongle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming,in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR),virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverseto provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem.For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2022, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	240,947	175,292	25,415
Accounts receivable, net	206,307	316,657	45,911
Prepaid expenses and other current assets	165,409	115,170	16,699
Amounts due from related parties	1,059	1,115	162
Investment in marketable security	38,789	40,548	5,879
Total current assets	652,511	648,782	94,066

Property and equipment, net	1,674	2,735	397
Intangible assets, net	235,870	419,055	60,757
Goodwill	92,069	172,781	25,051
Long term investment	101,727	234,176	33,952
Long term deposits and other assets	1,152	953	138
Right-of-use assets	-	19,209	2,785
Deferred tax assets	4,352	4,337	629
Total non-current assets	436,844	853,246	123,709
TOTAL ASSETS	1,089,355	1,502,028	217,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	-	5,000	725
Accounts payable	85,801	116,251	16,855
Accrued salary and employee benefits	24,533	12,428	1,802
Accrued expenses and other current liabilities	16,181	13,264	1,923
Current portion of contingent consideration – earn-out liability	10,638	4,336	629
Warrant liabilities	10,324	166	24
Income tax payable	8,282	13,531	1,962
Lease liabilities-current	-	7,174	1,040
Deferred revenue	65,405	93,383	13,539
Total current liabilities	221,164	265,533	38,499

Non-current liabilities
Deferred tax liabilities	58,746	61,236	8,878
Lease liabilities-non-current	-	12,773	1,852
Total non-current liabilities	58,746	74,009	10,730
TOTAL LIABILITIES	279,910	339,542	49,229
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited Class A ordinary shares and 6Class B ordinary shares authorized, 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, respectively. 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively

Class A ordinary shares	140,196	396,880	57,542
Class B ordinary shares	13,041	23,896	3,465
Shares to be issued	128,119	33,923	4,918
Treasury stocks	-	(16,482)	(2,390)
Statutory reserves	31,775	39,208	5,685
Retained earnings	479,199	665,099	96,430
Accumulated other comprehensive income	17,115	18,070	2,622
Total shareholders’ equity	809,445	1,160,594	168,272
Noncontrolling interest	-	1,892	274
Total equity	809,445	1,162,486	168,546
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,089,355	1,502,028	217,775

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Live streaming - consumable virtual items revenue	1,617,056	1,886,179	273,470
Live streaming - time based virtual item revenue	32,905	27,683	4,014
Technical services and others	19,397	39,395	5,712
Total revenue	1,669,358	1,953,257	283,196
Cost of revenues	(1,364,902)	(1,670,068)	(242,137)
Gross profit	304,456	283,189	41,059
Sales and marketing expenses	(4,807)	(2,127)	(308)
General and administrative expenses	(65,233)	(61,005)	(8,845)
Research and development expenses	(70,039)	(67,538)	(9,792)
(Provision for) recovery of doubtful accounts	1,592	(2,739)	(397)
Income from operations	165,969	149,780	21,717
Interest income, net	3,962	2,506	363
Other income (loss), net	(90)	11,443	1,659
Foreign exchange gain (loss), net	105	(1,493)	(216)
Change in fair value of investment	25,831	1,760	255
Change in fair value of warrant liabilities	16,421	10,776	1,562
Investments income (loss)	(2,998)	25,449	3,690
Change in fair value of contingent consideration	(33,584)	13,071	1,895
Income before income taxes	175,616	213,292	30,925
Income tax expense	(5,604)	(18,067)	(2,619)
Net income	170,012	195,225	28,306
Less: net income attributable to noncontrolling interest	-	1,892	274
Net income attributable to the Company’s shareholders	170,012	193,333	28,032

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	2,313	955	138
Comprehensive income	172,325	196,180	28,444
Less: comprehensive income attributable to non-controlling interests	-	1,892	274
Comprehensive income attributable to the Company’s shareholders	172,325	194,288	28,170

Weighted average number of shares *
Basic	30,842,183	39,263,147	39,263,147
Diluted	30,842,183	39,263,147	39,263,147

Earnings per share
Basic	5.51	4.92	0.71
Diluted	5.51	4.92	0.71

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$

Net income attributable to the Company’s shareholders	170,012	193,333	28,032
Less:
Change in fair value of contingent consideration	(33,584)	13,071	1,895
Change in fair value of warrants liability	16,421	10,776	1,562
Share based compensation	(31,857)	(11,954)	(1,733)
Adjusted net income attributable to the Company’s shareholders*	219,032	181,440	26,308

Adjusted net income per ordinary share
Basic	7.10	4.62	0.67
Diluted	7.10	4.62	0.67

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.